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Prospectus August 10, 1999	Registration Statement #333-83559
Filed Pursuant to Rule 424(b)(2)

CyberCash, Inc.
1,170,648 Shares of Common Stock

      We have prepared this prospectus to allow the stockholders specifically named in this prospectus under “Selling Stockholders” to sell 1,170,648 shares of our common stock. CyberCash has also agreed to cause the registration statement on which these shares are to be registered to remain effective for 18 months after the registration statement is declared effective. CyberCash will not receive any of the proceeds from the sale of its stock by the stockholders named in this prospectus.

      Our common stock is traded on the Nasdaq Stock Market under the symbol “CYCH”. On August 9, 1999, the last reported sale price of our common stock on Nasdaq was $9.063 per share.

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      Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5.

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      Neither the SEC nor any state securities commission has approved the common stock, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      The date of this prospectus is August 10, 1999.

Cautionary Note Regarding Forward-Looking Statements
CyberCash, Inc.
Risk Factors
Where You Can Find More Information
Use Of Proceeds
Selling Stockholders
Description of Capital Stock
Delaware Law And Anti-Takeover Charter Provisions
Transfer Agent And Registrar
Legal Matters
Experts

Cautionary Note Regarding Forward-Looking Statements

      This prospectus, any prospectus supplement and the information incorporated by reference, may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “could,” “believe”, “will,” “anticipate,” “estimate,” “expect,” or “intend.” Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions.

      Although we believe that the expectations we express in these forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations include, without limitation,

(1)	that CyberCash will not retain or grow its subscriber base,

(2)	that CyberCash will not be able to successfully integrate new subscribers and/or assets obtained through acquisitions,

(3)	that CyberCash will fail to be competitive with existing and new competitors,

(4)	that CyberCash will not be able to sustain its current growth,

(5)	that CyberCash will not adequately respond to technological developments impacting the Internet, and

(6)	that financing will not be available to CyberCash if and as needed.

      This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included elsewhere in this report. These factors are not intended to represent a complete list of all risks and uncertainties inherent in CyberCash’s business, and should be read in conjunction with the more detailed cautionary statements included in this prospectus and/or any prospectus supplement under the caption “Risk Factors.”

CyberCash, Inc.

      CyberCash, Inc. is the world’s leading provider of secure electronic commerce payment technologies and services spanning the retail point of sale through the Internet. We believe that we are well-positioned to capitalize on the emerging market for electronic commerce because we offer a range of software products and payment services that work with the existing transaction processing systems of financial institutions. In addition, we believe our new InstaBuy service will successfully simplify the on-line buying experience for consumers. Our principal executive offices are located at 2100 Reston Parkway, 3rd Floor, Reston, Virginia 20191 and our phone number is 703/620-4200.

Risk Factors

      In evaluating our business, you should carefully consider the following factors, as well as other information in this prospectus before purchasing our common stock.

We Have A Limited Operating History And Have Not Yet Operated Profitably

      We were founded in August 1994, and we have not yet operated at a profit. Our limited operating history offers little information to serve as a basis for evaluating us and our long-term prospects. You should consider our prospects in light of the risks, expenses and difficulties that companies in their earlier stage of development encounter, particularly companies in new and rapidly evolving markets. Our success depends upon our ability to address those risks successfully, which include, among other things:

•	Whether we can continue to build and maintain a strong management structure that can develop and execute our business strategy, and respond effectively to changes in the markets for our services and software products;

•	Whether we can respond quickly and effectively to technological changes and competitive forces in our markets;

•	Whether we will be able to assemble and maintain the necessary resources, especially talented software programmers, we will need to develop and upgrade our technology to meet evolving market demands;

•	Whether we will be successful in continuing to evolve and successfully implement a sales and marketing strategy;

•	Whether we will be able to develop and manage strategic relationships to maximize widespread acceptance of our products and services; and

•	Whether the effect of the volatility of the market price of our stock will adversely affect our ability to sell our products and services, develop strategic relationships, attract and maintain qualified employees, and raise additional capital if necessary.

      If we do not succeed in addressing these risks, our business likely will be materially and adversely affected.

We May Continue To Experience Losses, Which Would Depress Our Stock Price

      As of March 31, 1999, we had an accumulated deficit of $102,774,587. Since we started our business, our revenues have been small compared to our expenses. Our ability to generate significant revenue remains uncertain. We expect to continue to incur operating losses at least through 2000, and perhaps for some time thereafter. We may never achieve, or be able to sustain, profitability.

A Market May Not Develop Or Grow For Our Products And Services Eliminating The Potential For Us To Become Profitable

      The market for our services is still immature and is evolving rapidly. An increasing number of market entrants have introduced or are developing competing products and services to enable payment transactions over the Internet. Critical issues concerning the Internet (including security, reliability, cost, ease of use and quality of service) remain unresolved and may limit the growth of electronic commerce. Delays in the deployment of improvements to the infrastructure for Internet access, including higher speed modems and other access devices, adequate capacity and a reliable network backbone, also could hinder the development of the Internet as a viable commercial marketplace. For all of these reasons, it remains uncertain whether commerce over the Internet will continue to grow, a significant market for our products and services will emerge, or our products and services will become generally adopted. Even if a market does develop, we may respond to competitive pressures by reducing our prices to gain broader distribution of our products or services, making it difficult, or impossible, for us to operate profitably.

The Market For Our Products And Services May Not Grow Fast Enough To Support Our Level Of Investment. If This Happens, Our Expenses Will Grow Faster Than Our Revenues And We May Not Become Profitable

      The growth of our business depends upon widespread acceptance of our products and services. This is particularly true of our new InstaBuy service, the deployment of which is a major element of our business strategy for 1999. The success of this service will depend on our ability to obtain the agreement of several large financial institutions to sponsor the issuance of InstaBuy wallets, to have the service adopted by a substantial number of Internet merchants, and to distribute InstaBuy wallets to large numbers of consumers. Moreover, our ability to persuade merchants to use the service is dependent in part on the number of consumers who are using wallets; and our ability to motivate consumers to use wallets is dependent in part on the number and type of merchants that are using the service. To succeed, we will have to motivate both groups to adopt the service simultaneously, which is particularly difficult.

      We have only recently commenced operating the InstaBuy service, and we cannot assure you that we will succeed in accomplishing any of these goals. Our failure to accomplish these goals, or our inability to accomplish them on the anticipated schedule, would have a material adverse effect on our business.

Our Quarterly Operating Results Are Unpredictable Causing Our Stock Price To Decrease Unexpectedly

      Our quarterly operating results have varied significantly and probably will continue to do so in the future as a result of a variety of factors, many of which are outside our control:

•	Sales of our ICVERIFY payment software and our CashRegister service are affected by the reluctance of merchants to modify their payment systems during the fourth calendar quarter holiday period and during the first calendar quarter accounting and auditing period. Consequently, revenues from sales of our payment software and sign-up fees for our CashRegister service are likely to be lower during these periods than the balance of the year.

•	In some cases our customers pay one-time licensing or consulting fees in connection with acquiring our payment services. The timing of the recognition of fees varies, which contributes to quarterly fluctuations in revenues. In addition, many of our distribution channels integrate our services with other electronic commerce solutions. The timing for these channels to complete the integration and deploy their solutions into their distribution channel is unpredictable.

•	Our InstaBuy service is new, and the pricing structures and timing of the recognition of revenues for this service is unpredictable at this time.

      In addition to these factors, as a strategic response to changes in the competitive environment, we may from time to time make pricing decisions, marketing decisions, licensing decisions or business combinations that adversely affect our revenues or increase our costs. We also anticipate that revenues may decline as customers focus their financial and technical resources on responding to year 2000 issues instead of buying our products and services. Extraordinary events, for example, such as material litigation or acquisitions also could result in fluctuations in our operating results from one reporting period to the next.

      For these reasons, period-to-period comparisons of our results of operations are not necessarily a reliable indication of future performance.

      Because of all of the foregoing factors, it is likely that our quarterly operating results from time to time will be below the expectations of public market analysts and investors. In that case, we expect that the price of our common stock would be materially and adversely affected.

Competition Is Intense And Has Caused Us To Reduce Prices For Our Products

      The Internet payment services industry is new and evolving rapidly, resulting in a dynamic, competitive environment. We expect competition to persist, intensify and increase in the future. Many of our current and potential competitors have longer operating histories, greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than us. In addition, many of our current or potential competitors, like Microsoft, have broad distribution channels that they may use to bundle competing products directly to end-users or purchasers. If these competitors were to bundle competing products for their customers, it could adversely affect our ability to market our services.

      Competitive pressures have led us on occasion to reduce our prices. We expect that competition in our markets will continue to increase and may force us to reduce prices for some of our products and services. Unless we can increase our volume or reduce our costs, any reductions in our prices would have an adverse effect on our revenues and ultimately our profitability.

We Must Achieve Market Acceptance And Develop New Products And Services To Address Technological Change

      Broad acceptance of our products and services and their use in large numbers is critical to our success because a large portion of our revenues derive from one-time fees charged to customers buying our products and services. In addition, our ability to earn significant revenues from our InstaBuy service will depend in part on its acceptance by a substantial number of prominent on-line merchants. One obstacle to widespread market acceptance for our products and services is that widely adopted technological standards for accepting and processing payments over the Internet have not yet emerged. As a result, merchants and financial institutions have been slow to select which service to use. Until one or more predominant standards emerge, we must design, develop, test, introduce and support new services to meet changing customer needs and respond to other technological developments. Our technologies have not been accepted as standards. To be successful, we must obtain widespread acceptance of our technologies, or modify our products and services to meet whatever industry standards do ultimately develop. We may not be able to do either.

We May Experience Software Defects And Development Delays, Damaging Customer Relations And Decreasing Our Potential Profitability

      Services based on sophisticated software and computing systems often encounter development delays, and the underlying software may contain undetected errors or failures when introduced or when the volume of services provided increases. We may experience delays in the development of our software products or the software and computing systems underlying our services. In addition, despite testing by us and potential customers, it is possible that our software may nevertheless contain errors, and this could have a material adverse effect on our business.

We May Experience Breakdowns In Our Payment Processing System, Damaging Customer Relations And Exposing Us To Liability

      The operations for our payment and InstaBuy services depend on whether we are able to protect our system from interruption by events that are beyond our control. Events that could cause system interruptions are:

•	fire,

•	earthquake,

•	power loss,

•	telecommunications failure, and

•	unauthorized entry or other events.

      We have established two separate operations centers in Northern Virginia that provide backup support for our services. If one of these sites should cease operations because of a power outage, fire, or natural disaster, the others should be able to take over with only a minimal disruption in service. We have not, however, been able to test the transfer of operations under emergency conditions, and we cannot be sure that the transfer would be successful. Also, we have experienced growing transaction volumes that have from time to time stressed the capacity of our systems. There is a possibility that our existing systems may be inadequate and cause serious failures of our services. Finally, although we regularly back up data from operations, and take other measures to protect against loss of data, there is still some risk that we may lose data. A system outage or data loss could materially and adversely affect our business.

      Despite the security measures we maintain, our infrastructure may be vulnerable to computer viruses, hackers, rogue employees or similar sources of disruption. Any damage or failure that causes interruptions in our operations could have a material adverse effect on our business. Any problem of this nature could result in significant liability to customers or financial institutions and also may deter potential customers from using our services. We attempt to limit this sort of liability through back-up systems, contractual provisions and insurance. However, we cannot assure you that these contractual limitations on liability would be enforceable, or that our insurance coverage would be adequate to cover any liabilities we did sustain.

Our Operations And Business Could Be Disrupted Or Damaged If Our Systems And Products Are Not Year 2000 Compliant

      We use computer software, operating systems, and embedded processors containing programs in the development of our products and services, in the delivery of our services and in our administrative and management operations. The software we use in our products and in the delivery of our services contains, in addition to code written by our programmers, some software that we license from third parties. In addition, we rely on equipment and services provided by other vendors that are susceptible to year 2000 problems. We are reviewing the critical programs, systems and services we use (including those provided by third party vendors) to assure that they are all able to handle properly the upcoming calendar year 2000. On the basis of our work so far, we do not anticipate that the so-called “year 2000 issue” will have a material effect on our business. It is, however, possible that problems will surface that have not yet been identified that will require substantial time and resources to remedy. It is also possible that we could fail to identify a problem with a resulting failure or disruption of our operations. Either eventuality could have a material adverse effect on our business.

If We Are Unable To Attract And Retain Qualified Management And Technical Personnel, We May Not Be Able To Become Profitable

      Our performance is substantially dependent on the performance of our executive officers and key employees. We depend on our ability to retain and motivate high quality personnel, especially our management and highly skilled development teams. We do not have “key person” life insurance policies on any of our employees. The loss of the services of any of our key employees, particularly our founder and Chief Executive Officer, William N. Melton or our President and Chief Operating Officer, James J. Condon, could have a material adverse effect on us. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for these employees is intense and increasing. We may not be able to attract, assimilate or retain qualified technical and managerial personnel in the future, and the failure of us to do so would have a material adverse effect on our business.

Our Small Sales Force And Distribution Channels May Not Enable Us To Become Profitable

      We have only a limited number of sales and marketing employees and, therefore, we rely heavily on distribution channels for sales of our products and payment services. Because of the rapidly evolving nature of electronic commerce, we cannot be sure that the distribution channels that we are working with will provide enough of a distribution network for us to achieve our goals. If these distribution channels do not work, we may not be able to develop alternative channels.

We May Be Unable To Protect Our Proprietary Rights, Permitting Competitors To Duplicate Our Products And Services

      Our success and ability to compete is dependent in part upon our proprietary technology. We rely primarily on copyright, trade secret and trademark law to protect our technology. We hold one United States patent, and have applied for several others in the United States and foreign countries. We intend to continue to file patent applications on inventions that we may make in the future. We cannot be sure that of these patents will be granted, or that if they are granted that the patents would prove to be valid or provide the protection that we need.

      We May Have Difficulties Protecting Our Source Code, Enabling Competitors To Duplicate Our Products And Services

      The source code for our proprietary software is protected both as a trade secret and as a copyrighted work. We generally enter into confidentiality and assignment agreements with our employees, consultants and vendors, and generally control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products, services or technology without authorization, or to develop similar products, services or technology independently. In addition, effective copyright and trade secret protection may be unenforceable or limited in foreign countries, and the global nature of the Internet makes it difficult to control the ultimate destinations of our products or services. To license our products or services, we often rely on “on-screen” licenses that are not manually signed by the end-users and, therefore, may be unenforceable under some laws.

      We May Be Required To Engage In Expensive And Time Consuming Litigation To Enforce Our Proprietary Rights

      Despite our efforts to protect our proprietary rights, third parties may attempt to copy aspects of our products and services or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products and services is difficult, particularly in the global environment in which we operate, and the laws of other countries may afford us little or no effective protection of our intellectual property. We cannot assure you that the steps that we have taken will prevent others from misappropriating our technology or that these agreements will be enforceable.

      We may engage in litigation related to our intellectual property for a number of reasons, including to:

•	Enforce our intellectual property rights,

•	Protect our trade secrets,

•	Determine the validity and scope of the proprietary rights of others, or

•	Defend against claims of infringement or invalidity.

      This litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on our business, financial condition or operating results.

      Our Products And Services May Infringe Claims Of Third-Party Patents, Which Could Cause Us To Spend Money On Litigation And License Fees

      We are aware of various patents held by independent third parties in the area of electronic payment systems. It is possible that the holders of rights under these patents could assert them against us. In fact, we have already received notices of claims of infringement of other parties’ proprietary rights. We cannot assure you that our products and services are not within the scope of patents held by others, either now or in the future. If any claims are asserted, we may seek to obtain a license under a third party’s intellectual property rights. There can be no assurance that a license would be available on reasonable terms or at all. We may also decide to defend against a claim of infringement, but litigation, even if successful, is costly and may have a material adverse effect on us regardless of the eventual outcome.

      We Are Vulnerable Because We Do Not Own All Of The Technology That We Need For Our Products

      We also rely on technology which we license from third parties, including software which is integrated with internally developed software and used in our software to perform key functions. We cannot assure you that third party technology licenses will continue to be available to us on commercially reasonable terms or at all. If we lose or cannot maintain any of these technology licenses we might have to delay our introduction of our services, which could have a material adverse effect on our business, financial condition or operating results.

We Are Subject To Extensive Government Regulation And Changes In These Regulations May Make Our Business More Expensive To Operate And Decrease Our Potential For Profitability

      Our operations are subject to various state and federal regulations. Because electronic commerce in general, and most of our products and services in particular, are so new, the application of many of these regulations is uncertain and difficult to interpret. The agencies responsible for interpreting and enforcing these regulations could amend those regulations or issue new interpretations of existing regulations. It is also possible that new legislation may be passed that imposes additional burdens. Any changes could lead to increased operating costs and could also reduce the convenience and functionality of our products or services, possibly resulting in reduced market acceptance. It is possible that new laws and regulations may be enacted with respect to the Internet, covering issues like user privacy, pricing, content, characteristics and quality of products and services. The adoption of any of these laws or regulations may decrease the growth of the Internet, which could in turn decrease the demand for our products or services and increase our cost of doing business or could otherwise have a material adverse effect on our business, financial condition or operating results.

We May Be Unable To Obtain Additional Capital Needed To Operate And Grow Our Business

      We believe that our available cash resources combined with funds from operations will be sufficient to meet our working capital and capital expenditure requirements until our cash flow from operations turns positive. If this belief should prove mistaken, we may be required to raise additional funds. Alternatively, we may decide to raise additional funds in order to expand operations, finance acquisitions or to finance other activities we decide may be beneficial to our business. If we raise additional funds through the issuance of equity securities, the percentage ownership of the stockholders of record will be reduced, and stockholders may experience additional dilution. It is also possible that new equity securities may have rights, preferences or privileges senior to those of the holders of our common stock. Moreover, we cannot assure you that additional financing will be available if we should need it. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures, which could have a material adverse effect on our business, financial condition or operating results.

We Have International Operations And Changes In These Markets May Undermine Our Business Objections

      A component of our strategy is to expand our operations into international markets. We have created joint ventures in Japan and Germany and have arranged with Barclays Bank for the delivery of our services in the United Kingdom. The majority of our revenues in 1997 derived from licensing fees and customization work charged to these joint ventures and foreign strategic allies. In 1998, the proportion of our revenues from these international activities declined to 13% of our overall revenues. We anticipate that revenues derived from customization work and initial licensing fees from these international operations will continue to decline over time. We also have subsidiaries in the United Kingdom and Germany to customize and market our products in Europe. The deployment of our products and services through our joint ventures, alliances and subsidiaries in Japan and Europe are at an early stage, and revenues have so far have been small. We do not know if our products and services will be commercially successful in these markets, or will generate significant revenues for our business.

We May Be Unable To Successfully Acquire New Businesses Needed To Effectively Compete, Or To Make These Businesses Perform Once Acquired

      As our business evolves, we may acquire complementary products, technologies, and businesses. Any significant acquisition would entail a risk that we would not be successful in integrating and operating the acquired business, product or technology. A failure to do so could have a material adverse effect on us.

      Our Stock Price Is Volatile Which May Increase The Likelihood That We Will Be Sued In A Securities Class Action Lawsuit

      The price of our common stock has been and likely will continue to be subject to wide fluctuations in response to a number of events and factors, including:

•	quarterly variations in operating results,

•	variances of our quarterly results of operations from securities analyst estimates,

•	announcements of technological innovations, new products, acquisitions, capital commitments or strategic alliances by CyberCash or our competitors,

•	changes in financial estimates and recommendations by securities analysts,

•	the operating and stock price performance of other companies that investors may deem comparable to us, and

•	news reports relating to trends in our markets.

      In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced significant price and volume fluctuations that often have been unrelated to the operating performance of the companies affected by these fluctuations. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our operating performance. Securities class action litigation has often been instituted against companies that have experienced periods of volatility in the market price for their securities. If we were to become the target of this kind of litigation, the cost in dollars and management attention could be substantial, and the diversion of management’s attention and resources could have a material adverse affect on our business.

Effecting A Change Of Control Of CyberCash Would Be Difficult, Which May Discourage Offers For Shares Of Our Common Stock

      Our certificate of incorporation authorizes the board of directors to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. We also have a stockholders rights plan. It provides for the issuance of rights if an acquiror purchases 15 percent or more of our common stock without the approval of our board of directors. The rights plan may have the effect of delaying, deterring, or preventing changes in control or management of CyberCash, which may discourage potential acquirors who otherwise might wish to acquire CyberCash without the consent of the board of directors.

      Our certificate of incorporation provides for staggered terms for the members of the board of directors. Our bylaws do not allow stockholders to act by written consent. Our certificate of incorporation allows us to issue “blank check” preferred stock. These provisions as well as applicable provisions of Delaware law could have a depressive effect on our stock price or discourage a hostile bid in which stockholders could receive a premium for their shares. In addition, these provisions could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock, or delay, prevent or deter a merger, acquisition, tender offer or proxy contest for us.

The Common Stock Sold In This Offering and Issuable Under Existing Options and Warrants May Increase The Amount Of Our Common Stock On The Public Market, Causing Our Stock Price To Decline

       The selling stockholders may sell a total of up to 1,170,648 shares of common stock on the public market. In addition, as of June 17, 1999, we had granted warrants, investment options and stock options to acquire an aggregate of 6,548,253 shares of our common stock. We granted these securities in connection with acquiring technologies, raising capital in private placement transactions, entering into strategic alliances and providing incentives to employees, consultants and non-employee directors under our stock option plans. On June 4, 1999, we filed a shelf registration statement to raise up to $60 million through the issuance and registration of debt, common and preferred stock and other securities. The SEC declared the shelf registration statement effective on or about June 18, 1999. The issuance of common stock, debt, preferred stock or other securities, or sales in the public market of substantial amounts of shares acquired upon exercise of the warrants and options, or the prospect of sales of substantial amounts of shares, could adversely affect the market price of our common stock.

Where You Can Find More Information

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following SEC public reference rooms:

450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	7 World Trade Center Suite 1300 New York, New York 10048	500 West Madison Street Suite 1400 Chicago, Illinois 60661

      Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

      Our common stock is quoted on the Nasdaq National Market under the symbol “CYCH,” and our SEC filings can also be read at the following Nasdaq address:

Nasdaq Operations 1735 K Street, N.W. Washington, D.C. 20006

      The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below:

•	Annual Report on Form 10-K for the year ended December 31, 1998;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

•	Current Reports on Form 8-K dated January 6, 1999, March 31, 1999, February 5, 1999 April 6, 1999 and July 6, 1999; and

•	The description of the Company’s common stock contained in Form 8-A.

      In addition to the documents listed above, we also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c),14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the offered securities to which this prospectus relates or the offering is otherwise terminated.

      To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Corporate Secretary CyberCash, Inc. 2100 Reston Parkway Third Floor Reston, Virginia 20191 (703) 620-4200

      You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

      The CyberCash logo, ICVERIFY, PCVERIFY, NetVERIFY, CyberCoin and PayNow Secure Electronic Check Service are registered trademarks or service marks of CyberCash or its affiliates in the United States and other countries. CyberCash, PayNow, InstaBuy and Agile Wallet are trademarks of CyberCash in the United States and other countries. This prospectus also includes names, trademarks, service marks and registered trademarks and service marks of other companies.

Use Of Proceeds

      We will not receive any proceeds from the sale of the common stock by the selling stockholders.

Selling Stockholders

      This prospectus relates to the offering by the selling stockholders named in this prospectus for resale of 1,170,648 shares of CyberCash common stock. Of this amount, 1,004,567 shares were acquired by the Tellan stockholders at the closing of the acquisition of all the outstanding stock of Tellan on July 23, 1999. An additional 100,457 shares will be issuable to the Tellan stockholders upon the effective date of the registration statement of which this prospectus is a part. The remaining 65,624 shares of CyberCash common stock are being offered for resale by selling stockholders that are trusts for which two different outside directors of CyberCash serve as a trustee.

      The following table lists important information with respect to the selling stockholders as of August 10, 1999, as follows:

•	Each selling stockholder’s name,

•	the number of shares of CyberCash common stock that each selling stockholder will own or have the right to acquire as of the closing of the contemplated acquisition,

•	the number of shares of CyberCash common stock expected to be sold by each and/or its respective distributees, donees or transferees, and

•	the number of CyberCash’s outstanding shares of common stock to be beneficially owned by the selling stockholders after the sale of common stock being offered through this prospectus.

      The selling stockholders do not have to sell all of the shares that they own.

	Number of Shares		Number of Shares
	Beneficially Owned	Number of Shares	Beneficially Owned
Selling Stockholders	Prior to the Offering(3)	Offered Hereby(3)	After Offering

Alcantara, Simplicio	402	402	0

Burcin, Charlet	2,213	2,213	0

Bryan, George	3,218	3,218	0

Carpio, Aurora	2,011	2,011	0

Carpio, Bartolome	2,011	2,011	0

Carpio, Gene	1,046	1,046	0

Estoesta, Aldwin	1,288	1,288	0

Fye, Julie	2,011	2,011	0

The Garen K. Staglin and Sharalyn Kin Staglin 1997 Charitable Remainder Unit Trust, dated July 8, 1997(1)	16,700	16,700	0

Green, Vivian	1,288	1,288	0

Hordes, Donald	2,817	2,817	0

Interra Clearing Services	3,018	3,018	0

Jackson, Gerald	2,011	2,011	0

Kusheba, Jeff	1,851	1,851	0

Loftesness, Scott	9,655	9,655	0

The MLR Enterprises, Inc. Master Pension and Profit Sharing Plan UTA dated January 11, 1991(2)	10,000	10,000	0

The Michael L. Rothschild Irrevocable Trust UTA dated August 9, 1993(2)	38,924	38,924	0

Mamerto, Vener	4,023	4,023	0

Neff, Donald	885,363	885,363	0

Neff, Josie	16,897	16,897	0

Neff, L. Leroy	805	805	0

Neff, Lawrence D., Trustee of The Justin L. Neff Trust UTA May 5, 1999	40,231	40,231	0

Pacheco, Steve	4,626	4,626	0

Ramos, Jennifer	402	402	0

Reedy, Felicity	2,011	2,011	0

Reedy, John	2,011	2,011	0

Regala, Rowena	1,288	1,288	0

Rejbrand, Tim	1,288	1,288	0

Sheehan, Merrell	4,626	4,626	0

Taylor, Britton	4,023	4,023	0

Wan-Mernyk, Jenny	102,590	102,590	0

Total	1,170,648	1,170,648	0

(1)	The stockholder is a trust for which Garen K. Staglin, a director of CyberCash who is not otherwise employed by CyberCash, serves as a trustee.

(2)	The stockholder is a trust for which Michael Rothschild, a director of CyberCash who is not otherwise employed by CyberCash, serves as a trustee.

(3)	The number of shares of CyberCash stock beneficially owned prior to the offering and offered under this prospectus by the selling stockholders that are not the trusts referenced in footnotes (1) and (2) includes 100,457 shares. These shares, which represent in aggregate 10% of the shares of CyberCash common stock issued to them at the closing of the Tellan transaction will be issued to the extent the average of the closing bid price of the CyberCash common stock as reported on the Nasdaq Stock Market for the five consecutive trading days immediately prior to the effective date of the registration statement is less than the average of the closing bid price of the CyberCash common stock as reported on the Nasdaq Stock Market for the five consecutive trading days immediately prior to the effective date of the Tellan merger. The additional shares will be issuable as of the effective date of the registration statement of which this prospectus is a part.

Plan Of Distribution

     The selling stockholders have advised CyberCash that they, or their respective distributees, pledgees, donees, transferees, or other successors in interest, intend to sell all or a portion of their shares from time to time in one or more transactions on the Nasdaq Stock Market at prices and at terms prevailing at the time of sale or at prices related to the then-current market price, or in negotiated transactions. The shares may be sold by one or more of the following methods:

1.	by block trade, in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

2.	by purchases by a broker or dealer as principal for subsequent resale for its own account under this prospectus;

3.	through an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

4.	through ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

5.	in privately negotiated transactions.

      The selling stockholders shall have the sole and absolute discretion not to accept any purchase offer or make any sale of common stock if they deem the purchase price to be unsatisfactory at any particular time. Brokers acting as agents for the selling stockholders will receive usual and customary commissions for brokerage transactions, and market makers and block purchasers purchasing the common stock will do so for their own account and at their own risk.

      It is possible that the selling stockholders will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with a selling stockholder.

      There can be no assurance that all or any of the common stock offered by this prospectus will be issued to, or sold by, the selling stockholders. The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the common stock offered by this prospectus, may be deemed “underwriters” as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder. CyberCash has agreed to pay all expenses incident to the offering and sale of the shares offered and sold to the public by this prospectus, other than any underwriting commissions or similar charges.

      The selling stockholders and any other persons participating in the sale or distribution of the common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. These rules may limit the timing of purchases and sales of any of the common stock by the selling stockholders or any other person participating in the distribution. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other market activities with respect to the common stock for a specified period of time before the distribution begins. These restrictions may reduce the marketability of the common stock.

      CyberCash has agreed to indemnify the selling stockholders under certain limited circumstances against potentially significant liabilities, including liabilities under the Securities Act, or to contribute to payments these selling stockholders or their respective pledgees, donees, transferees or other successors in interest, may be required to make. Conversely, the selling stockholders have agreed to indemnify CyberCash and certain related persons under certain limited circumstances against potentially significant liabilities, including liabilities under the Securities Act.

      CyberCash has agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part for up to 18 months following the time the registration statement is declared effective.

Description of Capital Stock

      CyberCash’s authorized capital stock consists of 40,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value.

Common Stock

      As of July 21, 1999, there were 20,211,521 shares of common stock outstanding and held of record by 368 stockholders.

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are entitled to receive in proportion to the number of shares that they own, any dividends declared by the board of directors. In the event of a liquidation, dissolution or winding up of CyberCash, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Warrants

      RGC International Investors, LDC and The Halifax Fund, LLP Warrants

      CyberCash issued warrants in private placements with RGC International Investors, LDC and The Halifax Fund, LLP, which took place on January 6, 1999 and March 31, 1999, respectively. The warrants are initially exercisable for 685,683 shares of common stock. The warrants will expire on January 6, 2004. The exercise price for each warrant is initially set at $20.00. The exercise price may be reset on January 6, 2000, January 6, 2001 and January 6, 2002, if the average closing bid price of CyberCash’s common stock over the 10 trading days preceding any of these dates is less than $20.00. In any of these circumstances, the exercise price would be reset to equal the average closing bid price of CyberCash’s common stock over the 10 trading days preceding the applicable reset date. Beginning January 6, 2002, the exercise price also could be reduced if CyberCash issues securities below the market price of CyberCash’s common stock. If an adjustment of the exercise price occurs, the number of shares of common stock issuable upon exercise of the warrants would proportionately increase.

      Under the warrants, a holder can elect to pay the exercise price in immediately available funds, through the cancellation of a portion of the warrants or through the delivery of shares of common stock. If the holder elects to pay the exercise price through the delivery of common stock, the common stock will be valued at $16.40.

      On March 31, 1999, CyberCash registered the shares underlying these warrants for resale. As of July 22, 1999, the holders had not exercised any of these warrants.

      Carnegie Mellon University Warrant

      On March 21, 1997, CyberCash entered into a technology licensing agreement with Carnegie Mellon University in connection with its acquisition of CMU’s exclusive worldwide rights to its NetBill technology for use in network-based electronic commerce. The consideration included warrants to purchase 50,000 shares of CyberCash’s common stock at an exercise price of $16.45 per share. The warrants are divided into 25,000 Class A Warrants and 25,000 Class B Warrants. Each class will become exercisable in five equal annual installments of 5,000 warrant shares, commencing on the first anniversary of the license. CyberCash registered the shares underlying these warrants for resale. In March 1999, Carnegie Mellon assigned an aggregate of 15,000 Class A Warrants and 15,000 Class B Warrants to various individuals and entities. As of July 22, 1999, neither Carnegie Mellon nor any of its assignees had not exercised any of its Class A or Class B Warrants.

      Investment Options

      On February 5 and July 14, 1998, CyberCash issued investment options to purchase up to 708,382 shares of its common stock to purchasers of its Series D Convertible Preferred Stock. These investment options are exercisable between January 1, 1999 and February 5, 2003. The exercise price of the investment options is equal to the lesser of

•	the average of $10.59 and the market price of CyberCash’s common stock at the end of 1998, and

•	the stock market price at the end of 1998.

      On April 3, 1998, CyberCash registered the shares underlying these investment options for resale. As of July 22, 1999, the holders had not exercised any of these investment options.

      First USA Warrants

      On November 6, 1998, CyberCash entered into an agreement with First USA Bank to market the InstaBuy service. In connection with that agreement, we issued three warrants for First USA to purchase an aggregate of 2,200,000 shares of common stock. Under the first warrant, First USA may acquire 600,000 shares of common stock from January 1, 1999 through June 30, 1999 at a per share price of $12.50. From July 1, 1999 through December 31, 1999, these same shares may be acquired at a per share price of $17.00. From January 1, 2000 through September 30, 2003, these same shares may be acquired at a per share price of $32.00. Under the second warrant, 600,000 shares of common stock may be acquired from January 1, 1999 through December 31, 1999 at a per share price of $17.00. From January 1, 2000 through September 30, 2003, these same shares may be acquired at a per share price of $32.00. Under the third warrant, 1,000,000 shares of common stock may be acquired from January 1, 1999 through September 30, 2003 at a per share price of $32.00. As of July 22, 1999, the holders had not exercised any of these Warrants.

Preferred Stock

      As of August 9, 1999, there were no shares of preferred stock issued and outstanding.

      CyberCash’s board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences and privileges thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of that series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deterring or preventing a change in control of CyberCash.

Delaware Law And Anti-Takeover Charter Provisions

Stockholder Rights Plan

      CyberCash has adopted a rights agreement, which provides for the issuance of a right to the holder of each share of CyberCash common stock. Upon any person or group acquiring 15% or more of the outstanding CyberCash common stock (a “CyberCash Acquiring Person”), each right will entitle the holder to purchase shares of CyberCash common stock or securities of CyberCash that are equivalent to common stock or cash or other property, having a current market value of two times the exercise price of $100. A CyberCash Acquiring Person would not be entitled to exercise rights. In addition, if CyberCash is acquired in a merger or other business combination or 50% or more of its assets or earning power is sold, each right will entitle the holder to purchase, at the exercise price, common stock of the acquiror having a current market value of two times the exercise price. Prior to there being a CyberCash Acquiring Person, CyberCash can redeem the rights in whole, but not in part, for $0.001 per right, or may amend the rights agreement in any way without the consent of the holders of the rights.

      The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire CyberCash without conditioning the offer on a substantial number of rights being acquired, or in a manner or on terms not approved by the board of directors. The rights, however, should not deter any prospective offeror that is willing to negotiate in good faith with the board of directors. The rights also should not interfere with any merger or other business combination approved by the board of directors.

Delaware Law

      CyberCash is subject to the provisions of Section 203 of the DGCL. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the person became an interested stockholder unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

      CyberCash’s certificate of incorporation provides that any action required or permitted to be taken by CyberCash’s stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. CyberCash’s certificate of incorporation also provides that the authorized number of directors may be changed only by resolution of the board of directors, and that directors can only be removed for cause by a majority vote of the stockholders and without cause by a vote of the stockholders. In addition, CyberCash’s certificate of incorporation provides for the classification of the board of directors into three classes, only one of which shall be elected at any given annual meeting. These provisions, which require the vote of at least two-thirds of the stockholders to amend, could have the effect of delaying, deterring or preventing a change in control of CyberCash or depressing the market price of common stock or discouraging hostile bids in which CyberCash’s stockholders could receive a premium for their shares of common stock.

Transfer Agent And Registrar

      BankBoston N.A. is the transfer agent and registrar for CyberCash’s common stock.

Legal Matters

      Certain legal matters with respect to the common stock offered by this prospectus will be passed upon for CyberCash by Russell B. Stevenson, Jr., its Senior Vice President and General Counsel.

Experts

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on their reports, given on their authority as experts in accounting and auditing.

Neither we nor the selling stockholders have authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of August 10, 1999.

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1,170,648 SHARES OF CYBERCASH, INC. COMMON STOCK

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Prospectus

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